                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ALEXION PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    015351109
                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                                Exeter, NH 03833
                                 (603) 778-9700

                                Michael W. Lyons
                                Corporate Counsel
                       United States Surgical Corporation
                                150 Glover Avenue
                           Norwalk, Connecticut 06856
                                 (203) 845-1000

                                 with a copy to:

                            Frederick W. Kanner, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                                 (212) 259-8000


--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 OCTOBER 1, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 015351109                                           PAGE 2 OF 9 PAGES
                     ------------------------------
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON:  Tyco International Ltd.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                       Not Applicable
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

                                   AF
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /_/

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

                        Bermuda
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                               Not Applicable
    OWNED BY                  --------------------------------------------------
      EACH                    8      SHARED VOTING POWER
    REPORTING
     PERSON                                  824,087 (See Item 5)
      WITH                    --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                             Not Applicable
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                             824,087 (See Item 5)
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        824,087
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      /_/

                        Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.3%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 015351109                                           PAGE 3 OF 9 PAGES
                     ------------------------------
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON:  United States Surgical Corporation

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                       132518270
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

                                   AF/WC
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /_/

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                               Not Applicable
    OWNED BY                  --------------------------------------------------
      EACH                    8      SHARED VOTING POWER
    REPORTING
     PERSON                                  824,087 (See Item 5)
      WITH                    --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                             Not Applicable
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                             824,087 (See Item 5)
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        824,087
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      /_/

                        Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.3%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         Tyco International Ltd., a Bermuda company ("Tyco") and United States Surgical Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Tyco ("US Surgical") hereby further amend and supplement Statement on 13D previously filed by US Surgical (the "Schedule 13D") relating to the common stock $.0001 par value (the "Common Stock"), of Alexion Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), originally filed with the Securities and Exchange Commission (the "Commission") on February 29, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The term Reporting Persons means Tyco and US Surgical.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by adding the following information with respect to Tyco as follows:

         (a) - (c) Tyco's registered offices are located at The Gibbons Building, 10 Queen Street, Hamilton HM11 Bermuda, and its telephone number is
(441) 292-8674. The executive offices of Tyco International (US) Inc., Tyco's principal United States subsidiary, are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

         Tyco is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems;
(iii) the design, manufacture and distribution of flow control products; and
(iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco, are set forth on Schedule II annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of Tyco, and, to the best knowledge of Tyco, none of the persons listed on Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as indicated on Schedule II each natural person identified in this amendment to Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by adding the following information with respect to Tyco as follows:



         Tyco acquired its beneficial ownership in the Common Stock of the Issuer as a

                              (Page 4 of 9 Pages)
result of the consummation, on October 1, 1998, of the merger (the "Tyco/US Surgical Merger") of US Surgical with a subsidiary of Tyco. In the merger, each share of common stock of US Surgical was exchanged for 0.7606 common shares of Tyco.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.



                  (a)      Number of Shares Beneficially Owned:

                           As October 1, 1998, the Reporting Persons owned an aggregate of 824,087 shares of Common Stock of the Issuer. Based upon publicly available information, such shares represented 7.3% of the outstanding shares(1).

                  (b) Sole or shared Power to Vote, Direct the Vote of, Dispose of, or Direct the Disposition of Shares:

                           The Reporting Persons share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of the Shares held by them.

                  (c)      Recent Transactions:

                           Other than the indirect acquisition of the shares of Common Stock by Tyco as a result of the Tyco/US Surgical Merger, none of the Reporting Persons, as of October 1, 1998, had effected any transaction in the class of securities reported.

                  (d)      Rights with Respect to Dividends on Sales Proceeds:

                           Not Applicable.

                  (e)      Date of Cessation of Five Percent Beneficial
                           Ownership:

                           Not Applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is hereby amended and supplemented by the following:


EXHIBIT NO.                                         DESCRIPTION
-----------                                         -----------
1                                     Agreement of Joint Filing pursuant to Rule
                                      13d-1(k)(1) promulgated under the
                                      Securities Exchange Act of 1934, as
                                      amended.



------------------------------
(1)        As of May 29, 1998, 11,225,112 Shares were outstanding.


                               (Page 5 of 9 Pages)

                                   SCHEDULE II

                        EXECUTIVE OFFICERS AND DIRECTORS

The name and present principal occupation or employment of each of the executive officers and directors of Tyco International Ltd. ("Tyco") are set forth below.

       NAME AND POSITION HELD            CURRENT BUSINESS ADDRESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
       ----------------------            ------------------------        ------------------------------------------
L. Dennis Kozlowski                   c/o  Tyco   International  (US)    Chairman  of the  Board,  President  and Chief
     Chairman of the Board,                Inc. ("Tyco (US)")              Executive Officer of Tyco
     President & Chief Executive      One Tyco Park
     Officer                          Exeter, NH  03833

Michael A. Ashcroft                   P.O. Box 1598                      Non-executive Chairman of BHI Corporation
     Director (citizen of Belize)     Belize City, Belize

Joshua M. Berman                      919 Third Avenue                   Counsel to the law firm of Kramer, Levin,
     Director and Vice President      New York, NY  10022                  Naftalis & Frankel

Richard S. Bodman                     2 Wisconsin Circle                 Managing General Partner of AT&T Ventures LLC
     Director                         Suite 610
                                      Chevy Chase, MD  20815

John F. Fort, III                     2003 Milford Street                Director of Tyco
     Director                         Houston, TX  77098

Steven W. Foss                        380 Lafayette Rd.                  President of Foss Manufacturing Company, Inc.
     Director                         Hampton, NH  03842

Richard A. Gilleland                  2829 Townsgate Rd.                 President of Tyco Healthcare Products Group
     Director                         Suite 101
                                      West Lake Village, CA  91361

Phillip M. Hampton                    152 West 57th Street               Co-Managing Director of R.H. Arnold & Co.
     Director                         44th Floor
                                      New York, NY  10019

James S. Pasman, Jr.                  29 The Trillium                    Director of Tyco
     Director                         Pittsburgh, PA  15238

W. Peter Slusser                      One Citicorp Center                President of Slusser Associates, Inc.
     Director                         Suite 5100
                                      153 East 53rd Street
                                      New York, NY  10022

Frank E. Walsh, Jr.                   330 South Street                   Chairman of Sandyhill Foundation
     Director                         Morristown, NJ  07962-1975

Jerry R. Boggess                      c/o Tyco (US)                      Vice President of Tyco (US)
     Vice President of Tyco (US)      Three Tyco Park
                                      Exeter, NH  03833

                               (Page 6 of 9 Pages)


       NAME AND POSITION HELD            CURRENT BUSINESS ADDRESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
       ----------------------            ------------------------        ------------------------------------------

David P. Brownell                     c/o Tyco (US)                      Senior Vice President of Tyco (US)
     Senior Vice President            1750 Clintmore Rd.
                                      P.O. Box 5034
                                      Boca Raton, FL  33431

Robert P. Mead                        c/o Tyco (US)                      Vice President of Tyco (US)
     Vice President of Tyco (US)      Three Tyco Park
                                      Exeter, NH  03833

Richard J. Meelia                     15 Hampshire Street                Vice President of Tyco (US)
     Vice President of Tyco (US)      Mansfield, MA  02048

Mark H. Swartz                        c/o Tyco (US)                      Executive Vice President & Chief Financial
     Executive Vice President &       One Tyco Park                        Officer of Tyco
     Chief Financial Officer          Exeter, NH  03833

Mark A. Belnick                       c/o Tyco (US)                      Executive Vice President & Chief Corporate
     Executive Vice President &       712 Fifth Avenue - 48th Floor        Counsel of Tyco
     Chief Corporate Counsel          New York, NY  10019


                               (Page 7 of 9 Pages)

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    January 21, 1999


                          TYCO INTERNATIONAL LTD.


                          By:  /s/ Mark H. Swartz
                               ----------------------------------------
                               Name:  Mark H. Swartz
                               Title: Executive Vice President, Chief
                                      Financial Officer


                          UNITED STATES SURGICAL CORPORATION


                          By:  /s/ Mark H. Swartz
                               ----------------------------------------
                               Name: Mark H. Swartz
                               Title:Vice President


                               (Page 8 of 9 Pages)